July 18, 2017

BY EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Division of Corporation Finance

Attention:	Justin Dobbie
Legal Branch Chief
Office of Transportation and Leisure

Re:	Bristow Group Inc.
Post-Effective Amendment No. 2 to Form S-3
Filed May 23, 2017
File No. 333-206535

Ladies and Gentlemen:

Reference is made herein to the comment of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) on Post-Effective Amendment No. 2 to the Registration Statement on Form S-3 (File No. 333-206535) (the “Registration Statement”), as filed by Bristow Group Inc. (the “Company”) with the Commission on May 23, 2017, set forth in the Staff’s letter of June 2, 2017. Set forth below is the Company’s response to the Staff’s comment, preceded by the Staff’s comment for ease of reference. Reference is also made herein to the informal comment of the Staff on Post-Effective Amendment No. 2 to the Registration Statement, which comment was relayed telephonically to Baker Botts L.L.P., counsel for the Company, on July 5, 2017. Concurrently with the submission of this letter, the Company is filing Post-Effective Amendment No. 3 to the Registration Statement, addressing such comment.

General

1.	We note that your registration statement incorporates by reference your Form 10-K for the fiscal year ended March 31, 2017, which in turn incorporates by reference Part III information from a proxy statement that you have not yet filed. Please be advised that we cannot accelerate the effective date of your registration statement until you have amended your Form 10-K to include Part III information or filed the definitive proxy statement. For guidance, please refer to Question 123.01 of the Securities Act Forms Compliance and Disclosure Interpretations on our website.

RESPONSE: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has filed its definitive proxy statement on June 22, 2017.

U.S. Securities and Exchange Commission

* * * * *

If you have any questions with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact John D. Geddes of Baker Botts L.L.P. at (713) 229-1113.

Very truly yours, BRISTOW GROUP INC.

By:	/s/ L. Don Miller
L. Don Miller
Senior Vice President and Chief Financial Officer

cc:

Sonia Bednarowski, U.S. Securities and Exchange Commission

John D. Geddes, Baker Botts L.L.P.

Andrew J. Ericksen, Baker Botts L.L.P.